SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 10)(1)

                               KINARK CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    494474109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 1, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                             Exhibit Index on Page 8
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 494474109                   13D                Page 2 of 10 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      PF
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             442,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         442,200
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      442,200
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.52%
     14         TYPE OF REPORTING PERSON*

                      PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 494474109                   13D                Page 3 of 10 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS*
                      PF, OO
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             442,250
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         442,250
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      442,250
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.52%
     14         TYPE OF REPORTING PERSON*

                      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 494474109                   13D                Page 4 of 10 Pages
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         This constitutes  Amendment No. 10 ("Amendment No. 10") to Schedule 13D
filed by the undersigned on March 25, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 10, the Schedule 13D, as amended, remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

     Item 3 is amended to read in its entirety as follows:

Item 3.            Source and Amount of Funds or Other Consideration.

                   The aggregate purchase price of the 442,200 Shares owned by Steel Partners II is $1,465,975. The Shares owned by Steel Partners II were acquired with partnership funds.

                   The aggregate purchase price for the 50 Shares purchased by Mr. Lichtenstein is $250, and came from his personal funds.

Item 4 is hereby amended to add the following:

Item 4.            Purpose of Transaction.

                   On December 1, 1998, the Reporting Persons sent a letter to the Issuer's Board of Directors, in which, among other things, the Reporting Persons questioned Issuer's poor operating performance and lagging stock price since its 1992 high (-78.1%), stating, among other concerns, the Reporting Persons' strong belief that the Issuer must take steps to pursue certain strategic business initiatives to enhance shareholder value, including the sale of certain underperforming assets or the sale of the Issuer as a whole. The description of the letter does not purport to be complete, and is qualified in its entirety by reference to the Letter, which is filed as Exhibit 1 to this Amendment No. 10 to Schedule 13D.

                   Depending upon such factors as the Reporting Person considers relevant from time to time, the Reporting Person may seek further contact with the Issuer, the Issuer's representatives and other persons interested in the Issuer, for the purpose of discussing the letter. Depending upon the Issuer's response to the letter, if any, the results of further contact with the Issuer, if any, market considerations and other factors as the Reporting Person considers relevant from time to time, the Reporting Person may consider additional courses of action with respect to the Issuer, including acquiring additional Shares or other securities of the Issuer in the open market, in privately negotiated transactions or through a tender offer or otherwise, or selling Shares in the open market or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may also propose that the Issuer retain an investment banker to solicit offers for a transaction whereby all or a portion

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CUSIP No. 494474109                   13D                Page 5 of 10 Pages
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of the Issuer be sold. In connection  therewith,  the Reporting Persons may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Reporting Persons believe that the Issuer's Shares continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer. The Reporting Persons may in the future propose other matters for consideration and approval by the Issuer's stockholders or the Board of Directors, through a solicitation of proxies, consent solicitation or otherwise, but has not identified such matters at this date. Although the foregoing activities represent the range of activities within the current contemplation of the Reporting Person, it should be noted that the activities within such contemplated range are subject to change at any time.

Items 5(a) and (c) are amended to read in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,778,345 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Form 10-Q for the quarter ended September 30, 1998.

         As of the close of business on December 1, 1998, Steel Partners II beneficially owned 442,200 Shares of Common Stock, constituting approximately 6.52% of the Shares outstanding. Mr. Lichtenstein beneficially owned 442,250 Shares, representing approximately 6.52% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 50 Shares owned by him and the 442,200 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1. Letter dated December 1, 1998 from Steel Partners II, L.P. to the Board of Directors of the Issuer

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CUSIP No. 494474109                   13D                Page 6 of 10 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


            Shares of Common       Price Per                     Date of
            Stock Purchased/         Share                     Purchase/
                 (Sold)                                          Sale
                             STEEL PARTNERS II, L.P.
               (2,500)             2.34492                      11/10/98
               (2,500)             2.34492                      11/12/98
                 (500)             2.42990                      11/18/98
                 (700)             2.44991                      11/19/98






                               WARREN LICHTENSTEIN
                                      None.




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CUSIP No. 494474109                   13D                Page 7 of 10 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 1, 1998                      STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.,
                                                   General Partner


                                              By: /s/ Warren G. Lichtenstein
                                                  -----------------------------
                                                      Warren G. Lichtenstein,
                                                      Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ---------------------------------
                                                  WARREN G. LICHTENSTEIN



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CUSIP No. 494474109                   13D                Page 8 of 10 Pages
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                                  Exhibit Index

                                                                      Page

         1.       Letter dated December 1, 1998 from Steel             9
                  Partners II L.P., to the Board of Directors of the Issuer